EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in Millions, Except Ratios)

	Years ended December 31,
	2012	2011	2010	2009	2008
Earnings[1]
Income from continuing operations before income taxes	$674.8	$738.4	$450.6	$232.4	$471.5

Fixed charges [1]
Interest expense	133.5	136.8	139.7	155.6	211.9
Interest factor of net operating rents [2]	169.0	175.6	172.8	181.4	183.9
Total fixed charges	302.5	312.4	312.5	337.0	395.8

Earnings, as adjusted	$977.3	$1,050.8	$763.1	$569.4	$867.3

Ratio of earnings to fixed charges	3.2	3.4	2.4	1.7	2.2

1
Earnings consist of income from continuing operations before income taxes, equity in net income of unconsolidated affiliates and adjustments for net income attributable to noncontrolling interests. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

2	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.